DRAFT 7/29/2004
UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. 15

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Vladimir Lechtman, Esq.
Jones Day
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA TELECOM LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA FINANCE HOLDINGS S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GIBRALTAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization LIECHTENSTEIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) OO

*  See Items 5 and 6 hereof.

Introductory Statement

This Amendment No. 9 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”).  This Amendment No. 9 supplementally amends the initial Statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; Amendment No. 7 thereto, dated August 29, 2003; and Amendment No. 8 thereto, dated December 24, 2003 (collectively, the “Initial Statement” and together with this Amendment, the “Statement”), filed by the Reporting Persons (as defined herein).  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement.

On August 19, 2004, Alfa Finance Holdings S.A. (“Alfa Finance”) distributed a dividend to its shareholders, except for certain shareholders that waived their right to receive such dividend, of 100% of Alfa Finance’s interest in Alfa Telecom Limited (“Alfa Telecom”), which dividend constituted 100% of the share capital of Alfa Telecom.  Such dividend was distributed to such shareholders pro rata to their respective interests in Alfa Finance.  As a result of such dividend, and as of such date, Alfa Finance is no longer the beneficial owner of any of the Shares.

The Initial Statement is hereby amended as follows.  Any statement contained in the Initial Statement shall be deemed to be modified or superceded for purposes of the Statement to the extent that a statement contained in this Amendment modifies or supercedes such statement therein.

Item 1.	Security and Issuer
This Statement relates to the Shares. The address of the principal executive offices of the Issuer is Representation Office Golden Teleservices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114.

Item 2.	Identity and Background
This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Alfa Telecom Limited;
(ii) Alfa Finance Holdings S.A.;
(iii) CTF Holdings Limited; and
(iv) Crown Finance Foundation.

This Statement relates to Shares held for the account of Alfa Telecom. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit V hereto.
The Reporting Persons

Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands.  The principal business of Alfa Telecom is to function as a holding company.  Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Finance is a Luxembourg limited liability company with its principal address at 22, Grand Rue, 2nd Floor, Luxembourg, L-1660.  The principal business of Alfa Finance is to function as a holding company.  Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar.  The principal business of CTF Holdings is to function as a holding company.  CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”).  Collectively, the Holding Companies own a majority of the shares of Alfa Telecom.  As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Telecom and may therefore be deemed to be the beneficial owner of the Shares held for the account of Alfa Telecom.  Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein.  The principal business of Crown Finance is investment and management of the assets and capital of the foundation.  Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held for the account of Alfa Telecom.  Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons.  In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium.  Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
The last paragraph of Item 4 in the Initial Statement is deleted in its entirety and replaced with the following:

Alfa Telecom acquired the Shares for investment purposes.  The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment.

As part of their effort to maximize the value of their investments in various telecommunication companies, including the Issuer, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things:

(i) the possible acquisition of additional securities of the Issuer;
(ii) the possible disposition of any securities of the Issuer owned by them;

(iii)          possible extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries, including with other telecommunication companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(iv)          the possible acquisition by the Issuer or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or operations by the Issuer or its subsidiaries.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors.

Item 5.	Interest in Securities of the Issuer
The information set forth in Items 4 and 6 of the Statement is hereby incorporated by reference into this Item 5.

(a)           Part (i) of Item 5(a) is hereby amended and restated in its entirety as follows:  (i) Each of Alfa Telecom, CTF Holdings, and Crown Finance may be deemed to be the beneficial owner of the 10,731,707 Shares held for the account of Alfa Telecom (approximately 29.6% of the total number of Shares outstanding).  This percentage is calculated on the basis of the Issuer having 36,276,579 Shares issued and outstanding.  To the best of the Reporting Persons’ knowledge, other than the Reporting Persons (not including Alfa Finance, as discussed below), and except as noted in Annex A hereto, which is incorporated herein by reference in response to this Item 5(a), none of the persons named in Item 2 beneficially owns any Shares.

As described in the Introductory Statement hereto, which is incorporated by reference into this Item 5, Alfa Finance is no longer the beneficial owner of any of the Shares.

(b)           Part (i) of Item 5(b) is hereby amended and restated in its entirety as follows:  (i) Alfa Telecom may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

As a consequence of CTF Holdings’ indirect interests in Alfa Telecom, CTF Holdings and Crown Finance may be deemed to have the power to direct a majority of the shares of Alfa Telecom, and therefore CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting of the 10,731,707 Shares held for the account of Alfa Telecom.

The terms of the shareholders agreement among the Holding Companies and certain other shareholders of Alfa Telecom, however, provide that the sale or disposition of an asset, such as the Shares, or of an interest in an asset, by Alfa Telecom, where the fair market value of the asset or interest therein or the consideration paid therefor is more than $250 million, whether in respect of one transaction or a series of related transactions (a “Major Disposition”), requires the affirmative vote of 75% of the shareholders of Alfa Telecom.  As CTF Holdings’ indirect interests in Alfa Telecom currently account for only approximately 73.7% of the shares in Alfa Telecom, they do not provide CTF Holdings and Crown Finance with sufficient control to direct Alfa Telecom with respect to a Major Disposition.  Therefore, CTF Holdings and Crown Finance do not have the sole or shared power to direct the disposition of Shares held for the account of Alfa Telecom with a value in excess of $250 million.  However, CTF Holdings and Crown Finance may be deemed to have sufficient control of Alfa Telecom to direct the disposition by Alfa Telecom of Shares with a value equal to or less than such amount, and therefore may be deemed to have the sole power to direct the disposition of Shares held for the account of Alfa Telecom with a value of $250 million or less.

However, pursuant to the terms of the shareholders agreement among the Holding Companies and certain other shareholders of Alfa Telecom, the Holding Companies, and therefore, indirectly, CTF Holdings and Crown Finance, have the right under certain circumstances to buy-out other shareholders in Alfa Telecom to the extent necessary to control decisions of Alfa Telecom related to a Major Disposition, including the disposition of Shares with a value in excess of $250 million.  Were any such buy-out to occur, CTF Holdings and Crown Finance would be deemed to have the power, through the Holding Companies, to direct a sufficient number of shares of Alfa Telecom to control disposition of the Shares held by Alfa Telecom irrespective of the value of the Shares to be disposed.  Therefore, at such time, CTF Holdings and Crown Finance would be deemed to have the sole power to direct the disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

As described in the Introductory Statement hereto Alfa Finance no longer has the sole or shared power to direct the voting or disposition of any Shares, including any of the Shares held for the account of Alfa Telecom.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to Shares during the past 60 days by any of the persons named in response to Item 2.

(d)           To the best of the Reporting Person’s knowledge, no person other than Reporting Persons (not including Alfa Finance, as discussed above) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Item 5(e) is supplementally amended as follows: Alfa Finance ceased to be the beneficial owner of more than five percent of the Shares as of August 19, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: August 19, 2004	ALFA TELECOM LIMITED

	By:	/s/ Douglas Colombo
	Name:	Douglas Colombo
	Title:	Attorney-in-Fact

Date: August 19, 2004	ALFA FINANCE HOLDINGS S.A.

	By:	/s/ Douglas Colombo
	Name:	Douglas Colombo
	Title:	Attorney-in-Fact

Date: August 19, 2004	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: August 19, 2004	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Franz Wolf Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

David Gould Director (United States)	Deputy Director of Corporate Development, Finance and Control for CTF Holdings Limited	3 Smolenskaya Square, 121099 Moscow, Russia

German Khan Director (Russia)	Executive Director of TNK- BP Management	18/2, Schipok Street, 115093 Moscow, Russia

Alexander Knaster Director (United States)	Director of Alfa Finance Holdings S.A.	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Ildar Karimov Director (Russia)	Deputy Chairman of the Executive Board of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Andrey Kosogov Director (Russia)	First Deputy Chairman of the Executive Board of Directors of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Alfa Eco Group	21 Novy Arbat Street, 121019 Moscow, Russia

Pavel Nazarian Officer - Director of Headquarters / Head of International Compliance (Russia)	Director of Headquarters / Head of International Compliance of Alfa Finance Holdings S.A.	22 Grand Rue, 2nd Floor Luxembourg, L-1660

Peter Smida Director (Czech Republic)	Chief Executive Officer of OJSC Alfa Bank	7 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Aleksandr Tolchinsky Director (United States)	Head of the Corporate Finance Department of OJSC Alfa Bank	12 Acad. Sakharov Prospect, 107078 Moscow, Russia

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Alla Koudriavtseva Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger Director (Liechtenstein)	Attorney, ArComm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain Director (Russia)	Chief Executive Officer, LLC Alfa Eco	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan Director (Russia)	Executive Director of TNK-BP Management	18/2, Schipok Street, 115093 Moscow, Russia

Alexander Kosiyanenko Director (Russia)	Chief Executive Officer, JSC Perekriostok	14817 Moscow Region, District of Mytischy, Paveltsevo Village, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Alfa Eco Group	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034 Moscow, Russia

Alexei Reznikovich Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034 Moscow, Russia

Alexander Savin Director (Russia)	Chief Executive Officer, Alfa-Eco Group	12 Krasnopresenskaya Nab., World Trade Center 2, Entrance 7, 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)           With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

(b)           None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

EXHIBIT INDEX

V.	Joint Filing Agreement, dated as of August 19, 2004, by and among Alfa Telecom Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation

W.	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation.